UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Enclosure: A press release dated January 29, 2024, announcing the establishment by the registrant of a data center company with a focus on efficient management of company processes which will be wholly owned by the registrant.

Istanbul, January 29, 2024

Announcement Regarding the Establishment of the Data Center Company

Our Company's Board of Directors has decided to establish a data center company with a focus on efficient management of company processes. This new Company, which will be wholly owned by our Company, will operate in the areas of data processing, data analysis, data storage, server hosting, server leasing, and computer programming with cloud solutions. The initial capital will be TRY 250,000. All data center operations will be transferred to this newly established data center company from our Company by demerger.

Board Decision Date for Acquisition	:	29.01.2024

Were Majority of Independent Board Members’ Approved the Board Decision for Acquisition	:	-

Title of Non-current Financial Asset Acquired	:	Not yet determined

Field of Activity of Non-current Financial Asset whose Shares were being Acquired	:	Operating in the fields of data processing, data analysis, data storage, server hosting, server leasing, and computer programming with cloud solutions.

Capital of Noncurrent Financial Asset	:	TRY 250,000

Acquirement Way	:	Establishment of a new Company (Establishment)

Date on which the Transaction was/will be Completed	:	The establishment of the Company will be completed with the registration and announcement.

Acquisition Conditions	:	Not yet determined

Detailed Conditions if it is a Timed Payment	:	-

Nominal Value of Shares Acquired	:	-

Purchase Price Per Share	:	-

Total Purchasing Value	:	-

Ratio of New Shares Acquired to Capital of Non-current Financial Asset (%)	:	100%

Total Ratio of Shares Owned in Capital of Non-current Financial Asset After Transaction (%)	:	100%

Total Voting Right Ratio Owned in Non-current Financial Asset After Transaction (%)	:	100%

Ratio of Non-current Financial Asset Acquired to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	-

Ratio of Transaction Value to Sales in the Latest Annual Financial Statements of the Company (%)	:	-

Effects on Company Operations	:	-

Did Takeover Bid Obligation Arised?	:	No

Will Exemption Application be Made, if Takeover Bid Obligation Arised?	:	No

Title/ Name-Surname of Counter Party	:	-

Is Counter Party a Related Party According to CMB Regulations?	:	No

Relation with Counter Party if any	:	-

Agreement Signing Date if Exists?	:	-

Value Determination Method of Non-current Financial Asset	:	-

Did Valuation Report be Prepared?	:	Not prepared

Reason for not Preparing Valuation Report if it was not Prepared	:	Not required by the legislation

Date and Number of Valuation Report	:	-

Title of Valuation Company Prepared Report	:	-

Value Determined in Valuation Report if Exists	:	-

Reasons if Transaction wasn't/will not be performed in Accordance with Valuation Report	:	-

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 29, 2024	By:	/s/ Özlem Yardım
		Name	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 29, 2024	By:	/s/ Kamil Kalyon
		Name	Kamil Kalyon
		Title:	Chief Financial Officer